UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies media reports

—

Rio de Janeiro, March 8, 2024 – Petróleo Brasileiro S.A. – Petrobras, in relation to the article "Prates abstains in vote on Petrobras dividends and blames Lula's ministers", states that the information published by O Globo on Friday (08.03) is not true.

Petrobras reinforces that the information that CEO Jean Paul Prates provided any kind of explanation to the company's minority shareholders about his voting option at last Thursday's board meeting (07/03) is not true. The company refutes the insinuation that the CEO and the Chief Financial and Investor Relations Officer, Sérgio Caetano Leite, have made an "agreement with investors" to pay extraordinary dividends.

Petrobras also stresses that the information that CEO Jean Paul Prates has made his position available due to the issue or any other matter is untrue.

As widely reported in a statement to the market, the Board of Directors (BoD) authorized the submission to the Annual General Meeting (AGM) of the proposal to distribute dividends equivalent to R$14.2 billion.

The remaining profit for the year, after dividends and the formation of legal and statutory reserves, totals R$43.9 billion. The Board of Directors proposed that this amount be allocated in full to the capital remuneration reserve (item II, article 56 of the Bylaws), with the aim of ensuring resources for the payment of dividends, interest on equity, their anticipations and share buybacks.

The year 2023 ended with the second highest net profit in Petrobras' history, with a reduction of US$ 1.2 billion in financial debt, with a new commercial strategy that made the company more competitive in the market and with total attention to people.

Petrobras reaffirms that it seeks to guarantee its continuity and financial sustainability.

Material facts will be disclosed to the market in a timely manner.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer